Exhibit 99.1

Sibanye Gold Limited

Incorporated in the Republic of South Africa

Registration number 2002/031431/06

Share code: SGL

ISIN – ZAE000173951

Issuer code: SGL

(“Sibanye” or “the Company” or “the Group”)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, JAPAN OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAW OR REGULATION

Results of the Sibanye Rights Offer

Westonaria, 12 June 2017: Shareholders of Sibanye (“Shareholders”) are referred to the announcement released by Sibanye on the Securities Exchange News Service of the JSE Limited (“SENS”) on Thursday, 18 May 2017 and published in the South African press on Friday, 19 May 2017 (“Finalisation Announcement”), setting out the final salient terms of the fully underwritten renounceable rights offer by the Company of 1,195,787,294 new ordinary Sibanye shares of no par value (“Rights Offer Shares”) at a subscription price of R11.28 per Rights Offer Share  which is inclusive of 298,946,824 new American Depositary Shares (“New ADSs”) at a subscription price of U.S.$3.43 per New ADS(“Rights Offer”).

Full terms were set out in the circular posted to Shareholders on Tuesday, 23 May 2017 (“Rights Offer Circular”) and the prospectus supplement filed with the U.S. Securities and Exchange Commission on Thursday, 18 May 2017 (“Prospectus Supplement”). Terms used but not defined herein shall have the meanings ascribed to such terms in the Circular and Prospectus Supplement.

The Rights Offer closed at 12:00 (CAT) on Friday, 9 June 2017 and the ADS Rights Offer exercise period ended at 17:00 (New York City time) on Tuesday, 6 June 2017. These were both fully subscribed. The board of directors of Sibanye advise that the results of the Rights Offer are as follows:

•                  Shareholders and their renouncees subscribed for 1,159,744,621 Rights Offer Shares (which includes 59 910 216 new ADSs), equivalent to 97% of the total number of Rights Offer Shares (“Subscriptions”)

•                  Applications (including applications by ADS holders) were received for 5,883,722,641 Rights Offer Shares, equivalent to 492% of the total Rights Offer Shares, from Qualifying Shareholders wishing to acquire a greater number of Rights Offer Shares than those offered to them in terms of the Rights (“Excess Applications”)

Sibanye CEO, Neal Froneman commented: “We are delighted that the Rights Offer has been such a success, beginning with resounding support from Shareholders for the Rights Offer at the General Meeting on 25 April 2017 and subsequently followed by the Rights Offer being close to fully subscribed, with overwhelming subscriptions for the Excess Applications. This is a substantial vote of confidence in the Company and the Stillwater Transaction.”

Shareholders are advised that the 36,042,673 Rights Offer Shares available for the Excess Applications will be allocated in an equitable manner in accordance with the Rights Offer Circular and the Prospectus Supplement.

The Rights Offer was underwritten by Citigroup Global Markets Limited, HSBC Bank plc, J.P. Morgan Securities plc, Morgan Stanley & Co. International plc and Rand Merchant Bank (a division of FirstRand Bank Limited) (“Underwriters”). As the Rights Offer was fully subscribed, after taking into account the Excess Applications received, the Underwriters will not be allocated any Rights Offer Shares in terms of the Rights Offer.

Share certificates will today be posted to Certificated Shareholders who have subscribed for Share Rights allocated to them, or their renouncees. The custody accounts of Dematerialised Shareholders who have subscribed for Share Rights allocated to them, or their renouncees, will today be updated and their accounts at their Central Securities Depository Participant (“CSDP”) or broker credited with the Rights Offer Shares and debited with any payment due.

The delivery of shares to the custodian of the Bank of New York Mellon (the “ADS Depositary”) on account of the subscription, issuance and delivery of New ADSs will occur as soon as practicable on or after today, Monday, 12 June 2017.

Share certificates will be posted to Certificated Shareholders, or their renouncees, who have been allocated Rights Offer Shares in terms of the Excess Applications on or about Wednesday, 14 June 2017. The custody account of Dematerialised Shareholders, or their renouncees, who have been allocated Rights Offer Shares in terms of Excess Applications, will be updated and their accounts at their CSDP or broker credited on Wednesday, 14 June 2017.  Cheques refunding monies in respect of unsuccessful Excess Applications will be posted to the relevant applicants, at their risk, on or about Wednesday, 14 June 2017. No interest will be paid on monies received in respect of unsuccessful applications.

The delivery of shares to the custodian of the ADS Depositary in respect of successful Excess Applications on account of the issuance and delivery of New ADSs will occur as soon as practicable on or after Wednesday, 14 June 2017.

Ends.

Investor contact:

James Wellsted

SVP Investor Relations

Sibanye Gold Limited

+27 83 453 4014

james.wellsted@sibanyegold.co.za

South African Share Registrar:

Computershare Investor Services Proprietary Limited

+27 11 370 5000

United Kingdom Share Registrar:

Capita Asset Services

+44 371 664 0321. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 09:00 — 17:30 Monday to Friday, excluding public holidays in England and Wales. Please note that Capita Asset Services cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes.

ADS Information Agent:

Mackenzie Partners, Inc.

+1 800 322 2885

+1 212 929 5500

Email: rightsoffer@mackenziepartners.com

ADS Depositary:

The Bank of New York Mellon

+1 888 269 2377

+1 201 680 6825

Email: shrrelations@bnymellon.com

Tatyana Vesselovskaya

Relationship Manager

+1 212 815 2867

Email: tatyana.vesselovskaya@bnymellon.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Joint Global Co-ordinators, Joint Bookrunners and Underwriters:

Citigroup Global Markets Limited (“Citi”)

HSBC Bank plc (“HSBC”)

J.P. Morgan Securities plc (“J.P. Morgan”)

Morgan Stanley & Co. International plc (“Morgan Stanley”)

Rand Merchant Bank (a division of FirstRand Bank Limited)(“RMB”)

Legal advisers to Sibanye: Linklaters LLP, ENSafrica

Legal advisers to the Joint Global Co-ordinators:

Shearman & Sterling (London) LLP, Bowman Gilfillan Inc.

NOTICE TO RECIPIENTS

This announcement is not for distribution, directly or indirectly, in or into Australia or Japan or any jurisdiction where to do so would constitute a violation of applicable law or regulation.

The Underwriters assume no responsibility for the accuracy, completeness or verification of the information contained in this announcement and, accordingly, disclaim, to the fullest extent permitted by applicable law, any and all liability which they might otherwise be found to have in respect of this announcement or any such information.

The Underwriters are acting exclusively for the Company and no one else in connection with the Rights Offer. They will not regard any other person (whether or not a recipient of this announcement) as their respective clients in relation to the Rights Offer and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for giving advice in relation to the Rights Offer or any transaction or arrangement referred to herein.

This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. In this announcement, for example, statements related to expected timings of the Rights Offer, are forward-looking statements. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye, that could cause Sibanye’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this presentation. Sibanye undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, save as required by applicable law.

Prospectus; No Offer or Solicitation

Sibanye has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (“SEC”) in respect of the Rights Offer. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Sibanye will file and has filed with the SEC for more complete information about Sibanye and the Rights Offer. You may get these documents, when available, for free by visiting EDGAR on the SEC web site at www.sec.gov or by visiting Sibanye’s website at www.sibanyegold.co.za. Alternatively, Sibanye, any underwriter or any dealer participating in the Rights Offer will arrange to send you the registration statement, prospectus and prospectus supplement, when available, if you request it by calling toll-free (800) 322-2885 or by e-mailing rightsoffer@mackenziepartners.com. This announcement is for information purposes only and does not constitute (i) an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or any other jurisdiction; or (ii) investment advice in any jurisdiction relating to the securities discussed herein.